Filed by General Communication, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No. 001-33982

Subject Company: General Communication, Inc.
Commission File No. 000-15279

Emailed to all residential customers shortly after the announcement

Subject line: GCI Comes Full Circle

Dear fellow Alaskans and GCI customers -

Today GCI announced an agreement that will combine our business with the assets of Liberty Ventures Group to form a new company to be called GCI Liberty. While this transaction means GCI will become part of a larger company with diverse business assets, our commitment to Alaska and our customers, our products and services, our GCI brand, and our strong local presence will remain as strong as ever.

Thirty-eight years ago, GCI got its start in Alaska when our founders, Ron Duncan and Bob Walp, saw an opportunity to better connect Alaskans with innovative communications technology. Ron and the rest of our leadership team will continue to run GCI locally. Our headquarters will remain in Midtown Anchorage, and our workforce of 2,000-plus Alaskans - your friends and neighbors - will continue to serve your communications needs.

In some ways, this transaction brings GCI full circle. Dr. John Malone, one of the pioneers of the global cable industry, is a significant investor in the Liberty group of companies. The predecessor to the Liberty group, TCI, which was run by Dr. Malone, provided the funding GCI needed to begin operations in 1979. Dr. Malone has always been a good partner for both GCI and Alaska. We have no doubt that the next steps for GCI with Liberty will turn out to be as beneficial to Alaska and our customers as the previous ones have been.

After the transaction closes, what you will see is GCI’s continuing passion for connecting our great state and our fellow Alaskans with the best communications products and services. All of us at GCI are grateful for your support over the years, and we will continue to work hard to retain your support in the years ahead.

If you have any questions, please contact us at 1-800-800-4800.

Sincerely,
Paul Landes

Forward-Looking Statement Disclosure
The foregoing contains forward-looking statements regarding GCI’s expected results that are based on management’s expectations as well as on a number of assumptions concerning future events. Actual results might differ materially from those projected in the forward-looking statements due to uncertainties and other factors, many of which are outside GCI’s control. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in GCI’s cautionary statement sections of Forms 10-K and 10-Q filed with the Securities and Exchange Commission.

Additional Information
Nothing in the foregoing shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty, GCI common stock or any of Liberty Interactive’s tracking stocks. The offer and sale of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the proposed transactions and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transactions. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI investors can access additional information at ir.gci.com.

Participants in a Solicitation
The directors and executive officers of Liberty Interactive and GCI and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the proposed transactions. Information regarding the directors and executive officers of Liberty Interactive is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. Information regarding the directors and executive officers of GCI is available as part of its Form 10-K filed with the SEC on March 2, 2017. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.